UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024
Commission File Number: 001-40238

HYWIN HOLDINGS LTD.

F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District,
Shanghai, People’s Republic of China, 200120
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Hywin Holdings Announces Receipt of Notification from Nasdaq

On June 6, 2024 Beijing Time, the registrant announced that it has received a notification letter dated June 4, 2024 (the "Notice") from the staff of the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the "Nasdaq"), indicating that the Company is not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement as set forth in Rule 5450(b)(3)(C) of the Nasdaq Listing Rules as the Company's MVPHS has been below $15,000,000 for a period of 30 consecutive trading days.

The Notification Letter is only a notification of deficiency and not a notice of delisting. The Notice has no immediate effect on the listing or trading of the Company’s American depositary shares on Nasdaq.

Pursuant to Rule 5810(c)(3)(D) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until December 2, 2024 (the "Compliance Period"), to regain compliance with the minimum MVPHS requirement. If at any time during the Compliance Period, the Company's MVPHS is as least $15,000,000 for a minimum of 10 consecutive trading days, Nasdaq will provide the Company a written confirmation of compliance with the minimum MVPHS requirement, and the matter will be closed.

In the event the Company does not regain compliance with the minimum MVPHS requirement by December 2, 2024, subject to the determination by the staff of Nasdaq, the Company will receive written notification that its securities are subject to delisting. In the event of such notification, the Company may appeal Nasdaq's determination to delist its securities, but there can be no assurance Nasdaq would grant the Company's request for continued listing. Alternatively, the Company may consider applying to transfer the Company's securities to the Nasdaq Capital Market before the expiry of the Compliance Period. In order to transfer, the Company must submit an on-line transfer application, pay the $5,000 application fee and meet the Nasdaq Capital Market's continued listing requirements. The Company intends to monitor its market value between now and December 2, 2024 and is evaluating various options available to regain compliance and maintain its continued listing.

The Notice does not affect the Company's business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations, and the Company will take all reasonable measures to regain compliance within the prescribed Compliance Period.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is a leading independent wealth and health management service provider in China focusing on providing asset allocation advisory services and comprehensive financial products to high-net-worth clients. The Company’s primary services are insurance brokerage services, health management services, overseas wealth and asset management services, and other wealth management services. The Company offers insurance brokerage services through collaborations with leading insurance companies in Hong Kong and globally. The Company also offers integrated and high-end health screening and health management services to high-net-worth clients in China, and aims to serve clients across market cycles and life cycles. For more information, please visit https://ir.hywinwealth.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Email: ir@hywinwealth.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: HywinPR@icrinc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hywin Holdings Ltd.

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chief Financial Officer

Date: June 6, 2024 Beijing Time